FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 14th, 2003
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with12g3-2(b): N/A.

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein is the Registrant’s notice regarding the convening of the Registrant’s introduces the NovaScan® CD metrology system for critical dimensions and profile measurements
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14th, 2003	Nova Measuring Instruments Ltd. (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren VP Finance and Operations

Exhibit Index

Exhibit 99.1: Notice regarding the convening of the Registrant’s annual shareholders’ meeting (the “Meeting”) and the record date applicable to attending and voting at the Meeting.

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail :Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Company Press Release

Nova introduces the NovaScan® CD metrology system for critical dimensions and profile measurements

Rehovoth, Israel, July 14, 2003 — Nova Measuring Instruments (NASDAQ: NVMI) today announced the introduction of the NovaScan® CD, an integrated tool for critical dimensions and profile measurements. The NovaScan CD is available as a standalone system for in-line measurement and following a successful beta evaluation at a large IC manufacturer on 0.13 and 0.11micron production wafers, the customer placed repeat orders for the NovaScan CD. The NovaScan® is also integrated with Lam Research Corporation’s 2300 Exelan® etch system

NovaScan® CD is the answer to the latest industry requirements for direct control of critical feature dimensions and focus control in lithography, pre and post-etch critical dimension control in front end processes and trench depth control in dual damascene etch. The system measures line width, profile height, sidewall angles and additional profile parameters in real-time. Both pre and post-etch measurements are continuously fed back to the etcher for optimal closed-loop control of the process. Based on the award-winning NovaScan® platform, the NovaScan® CD is designed with DUV polarized reflectometry for optimized integration, while providing accurate measurements for the most demanding applications. An optical window separates all moving parts from the wafer surface to ensure the utmost cleanliness, and to protect the optics from corrosive fumes. This is especially useful for integrated applications.

Ronen Frish, VP Sales and Marketing commented: “The introduction of the NovaScan® CD system to the semiconductor market is another step towards the fully integrated process control solutions Nova is targeting, a solution to give device manufacturers ultimate control of their processes from Lithography and Etch to Dielectric and Copper CMP. The integrated CD system is the enabler for a full APC solution that gives device manufacturers ultimate control of their process, significantly increasing effective throughput, Cpk and yield of high performance products. APC reduces reworking and narrows the control span of each layer in production.”

About Nova:

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.